By Facsimile:  (212) 378-2295


W. Tinley Anderson, III, Esq.				March 6, 2006
Paul, Hastings, Janofsky & Walker LLP
600 Peachtree Street, Suite 2400
Atlanta, GA 30308

Re:  	First Horizon Pharmaceutical Corporation
	Registration Statement on Form S-4 filed February 28, 2006
	File No. 333-132077
	Schedule TO-I filed February 28, 2006
	File No. 005-60977

Dear Mr. Anderson:

	We have reviewed the above referenced filings and have the following comments. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review.

General

1. As currently represented, the offer could be open for less than 20 full business days due to the 5:00 p.m. expiration time instead of an expiration time of midnight on what ultimately may be the twentieth business day following commencement. See Question and Answer Eight in Exchange Act Release No. 16623 (March 5, 1980). Please confirm that the offer will be open at least through midnight on the twentieth business day. See Rule 14d-1(g)(3).

Forward looking information, page 29

2. The safe harbor for forward-looking statements in the Private Securities Litigation Reform Act of 1995 does not by its terms apply to statements made in connection with a tender offer. See
Section 27A(b)(2)(C) of the Securities Act of 1933 and Section 21E(b)(2)(C) of the Securities Exchange Act of 1934. Therefore, your reference to the defined term "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 is inappropriate. Please delete the reference, or revise to make clear that the Reform Act protections do not apply to statements made with respect to the exchange offer.

Summary selected historical consolidated financial data, page 31

3. We note that you have incorporated by reference the Company`s annual report on Form 10-K for the year ended December 31, 2005.
Where you incorporate by reference financial statements found in other documents filed with the SEC, we require you to include in the document disseminated to investors the summary financial statements required by Item 1010(c) of Regulation M-A. See Instruction 1 to Item 13 of Schedule 13 and Q&A 7 in Section I.H of the Division of Corporation Finance`s Manual of Publicly Available Telephone Interpretations (July 2001). It appears that, at minimum, net income per common share and book value per share should be added to meet the requirements of Item 1010(c) of Regulation M-A. Please revise to include the complete summary financial statements, as required by
Item 1010(c) of Regulation M-A in the Schedule-TO filed in connection with this exchange offer.

Terms of the Exchange Offer, page 32

4. Please amend your disclosure to state that you will return the unaccepted or non-exchanged existing notes tendered promptly, as opposed to as promptly as practicable. See Rule 13e-4(f)(5). We note your statement regarding prompt return on page 37.

Withdrawal Rights, page 15

5. Please add that notes tendered may be withdrawn if not yet accepted for exchange, after the expiration of forty business days from the commencement of the tender offer. Please see Rule 13e-4
(f)(2)(ii).

Conditions to the Exchange Offer, page 36

6. In our view, you may condition a tender offer on any number of conditions, as long as they are described with reasonable specificity, capable of some measure of objective verification, and outside of your control. In the first sentence of the second paragraph in this section, the phrase "regardless of the circumstances giving rise to the failure of the condition" implies that you may assert an offer condition even when the condition is "triggered" by your own action or inaction. Please revise in accordance with our position.

7. We note your statements in the both sentences of the second paragraph of this section that you may assert the conditions "at any time and from time to time." Please add disclosure to clarify that this is true prior to expiration of the exchange offer.

8. We note your second offer condition at the third bullet
regarding any event or events occurring that "in [your] reasonable judgment, in an actual or threatened change in the business condition, income, operations, stock ownership or prospects. . . ."  Please revise to specify or generally describe the prospects to which you refer so that security holders will have the ability to objectively determine whether the condition has been triggered.

9. Tell us why it is appropriate that you may make such offer condition based on a "threatened" change as contemplated by this condition.

10. Further, describe what you mean by any change occurring or threatened in your "stock ownership" that is contemplated. Please revise this condition to specify or generally describe what you mean so that security holders will have the ability to objectively determine whether the condition has been triggered.

Incorporation of Certain Information by Reference, page 70

11. Although Form S-4 may allow you to incorporate by reference to periodic reports filed after a registration statement, Schedule TO does not permit such "forward" incorporation. Therefore, please ensure that you amend the Schedule TO to specifically reference the periodic reports you wish to incorporate, as they are filed.

Closing Comments

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

	the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	Please direct any questions to me at (202) 551-3257 or by facsimile at (202)772-9203.

           					Very truly yours,



          					Celeste M. Murphy,
						Special Counsel,
      					Office of Mergers and Acquisitions